B.O.S. BETTER ON-LINE SOLUTIONS LTD.
                                   BEIT RABIN
                            TERADION INDUSTRIAL ZONE
                                 MISGAV, ISRAEL

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                         TO BE HELD ON FEBRUARY 18, 2003

To our Shareholders:

You are invited to attend a Special Meeting of Shareholders of B.O.S. Better On-Line Solutions Ltd. (the "Company") to be held in Israel at the Company's offices at Beit Rabin, Teradion Industrial Zone, Misgav, Israel, on February 18, 2003 at 11 a.m. local time, and thereafter as it may be adjourned from time to time (the "Meeting") for the following purposes:

    1. To elect Prof. Adi Raveh as an external director to the Company's Board of Directors, for a three year term.

    2. To approve the remuneration and grant of options to the Company's directors, who are not employees or consultants of the Company.

    3. To approve the indemnity agreements to be entered into with the Company's directors and officers.

    4. To elect four out of the following five nominees to the Company's Board of Directors: Moti Weiss, Chanan Schneider, Israel Guy, Yossi Novak and Irit Machtey.

    5. To review, discuss and consider the transaction between the Company and Catalyst Fund L.P. (without voting authority on the matter).

Items 4 and 5 have been placed on the agenda, at the request of shareholders holding at least 5% of the Company's issued and outstanding stock and voting rights, to hold a special meeting for this purpose.

Pursuant to the Company's Articles of Association, the Board of Directors has fixed the close of business on January 14, 2003 as the date for determining the holders of record of Ordinary Shares entitled to notice of and to vote at the Meeting and any adjournments thereof.

The proposals in items 1 through 4 are ordinary resolutions, which require the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. Proposal 1 must also meet certain other conditions for passage, as detailed in the proxy statement. The votes of all shareholders voting on the matter will be counted.

The Board of Directors believes that the shareholders of the Company should be represented as fully as possible at the Meeting and encourages your attendance. Whether or not you plan to be present kindly complete, date and sign the enclosed proxy exactly as your name appears on the envelope containing this Notice of Special Meeting and mail it promptly so that your votes can be recorded. No postage is required if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the meeting. The Company's Proxy Statement is furnished herewith.

Joint  holders of Ordinary  Shares  should  take note that,  pursuant to Article
14.13 of the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in the Register of Members.

                      By Order of the Board of Directors,



        Zvika Greengold                                  Israel Gal
Chairman of the Board of Directors         President and Chief Executive Officer



January, 2003




YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE DATE AND SIGN THE PROXY AND RETURN IT PROMPTLY IN THE ENCLOSED STAMPED ENVELOPE FOR WHICH NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES. YOU CAN LATER REVOKE YOUR PROXY, ATTEND THE MEETING AND VOTE YOUR SHARES IN PERSON. ALL PROXY INSTRUMENTS AND POWERS OF ATTORNEY MUST BE DELIVERED TO THE COMPANY'S CORPORATE OFFICE NO LATER THAN 48 HOURS PRIOR TO THE MEETING.

                      B.O.S. BETTER ON-LINE SOLUTIONS LTD.
                                   BEIT RABIN
                            TERADION INDUSTRIAL ZONE
                                 MISGAV, ISRAEL

                        SPECIAL MEETING OF SHAREHOLDERS

                        TO BE HELD ON FEBRUARY 18, 2003

                                 PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 1.00 nominal value (the "Ordinary Shares"), of B.O.S. Better On-Line Solutions Ltd. ("BOS" or the "Company") in connection with the solicitation by the Board of Directors for use at the Special Meeting of Shareholders of the Company to be held in Israel at the Company's offices at Beit Rabin, Teradion Industrial Zone, Misgav, Israel, on February 18, 2003 at 11 a.m. local time, and thereafter as it may be adjourned from time to time (the "Meeting"). At the Meeting, shareholders of the Company will be asked, to vote upon the following matters:

     1. To elect Prof. Adi Raveh as an external director to the Company's Board of Directors, for a three year term.

     2. To approve the remuneration and grant of options to the Company's directors, who are not employees or consultants of the Company.

     3. To approve the indemnity agreements to be entered into with the Company's directors and officers.

     4. To elect four out of the following five nominees to the Company's Board of Directors: Moti Weiss, Chanan Schneider, Israel Guy, Yossi Novak and Irit Machtey.

     5. To review, discuss and consider the transaction between the Company and Catalyst Fund L.P. (without voting authority on the matter).

Items 4 and 5 have been placed on the agenda, at the request of shareholders holding at least 5% of the Company's issued and outstanding stock and voting rights, to hold a special meeting for this purpose.


      A form of proxy for use at the Meeting and a return envelope for the proxy are also enclosed. By appointing "proxies," shareholders may vote their Ordinary Shares at the Meeting whether or not they attend. Upon the receipt of a properly signed and dated proxy in the form enclosed, the persons named as proxies therein will vote the Ordinary Shares represented thereby in accordance with the instructions of the shareholder indicated thereon, or, if no direction is indicated, in accordance with the recommendations of the Board of Directors of the Company. The Company knows of no other matters to be submitted at the Meeting other than as specified in the Notice of Special Meeting of Shareholders enclosed with this Proxy Statement. Shares represented by executed and unrevoked proxies will be voted. On all matters considered at the Meeting, abstentions and broker non-votes will not be treated as either a vote "for" or "against" the matter, although they will be counted to determine if a quorum is present.

      The proxy solicited hereby may be revoked at any time prior to its exercise by means of a written notice delivered to the Company at its mailing address, which is c/o American Stock Transfer & Trust Company, 40 Wall Street, New York, NY 10005, USA, by the substitution of a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the meeting.

      The Company expects to mail this Proxy Statement and the enclosed form of proxy to shareholders on or about January 17, 2003. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and employees of the Company, without receiving additional compensation therefore, may solicit proxies by telephone, telegraph, in person or by other means. Brokerage firms, nominees, fiduciaries and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of Ordinary Shares of the Company held of record by such persons, and the Company will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

      SHAREHOLDERS ENTITLED TO VOTE. Only holders of record of Ordinary Shares at the close of business on January 14, 2003 are entitled to notice of and to vote at the Meeting. The Company had 12,709,056 Ordinary Shares issued and outstanding on January 12, 2003, each of which is entitled to one vote on each matter to be voted on at the Meeting. The Articles of Association of the Company do not provide for cumulative voting for the election of the directors or for any other purpose. The presence, in person or by proxy, of at least two shareholders holding at least 25% of the voting rights, will constitute a quorum at the Meeting.

      VOTES REQUIRED. All proposals are ordinary resolutions, which require the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. Proposal 1 must also meet certain other conditions for passage, as detailed below. The votes of all shareholders voting on the matter will be counted.

1.    ELECTION OF AN EXTERNAL DIRECTOR

      At the meeting, the Board of Directors will propose that Prof. Adi Raveh be appointed to serve as an external director.

      Section 239 of the Israel Companies Law, 1999, requires that companies whose shares are publicly traded have two external directors on the board of directors. Under the Companies Law, no person may be appointed as an external director if the person or the person's relative, partner, employer or ant entity under the person's control, had within the preceding two years any affiliation with the company or with any entity controlling or controlled by or under the common control with the company. The term affiliation includes: (1) an employment relationship; (2) a business or professional relationship maintained on a regular basis; (3) control; and (4) service as an office holder, including as a director. Furthermore, no person may serve as an external director if the person's position or other business activities create, or may create, a conflict of interest with the person's responsibilities as an external director, or if the person is a member or employee of the Israel Securities Authority or of an Israeli stock exchange. If at the time of election of an external director all the other directors are of the same gender, the external director nominated to be elected must be of the other gender. Under the Companies Law, an external director can be dismissed from office only if the Board of Directors or a court determines that he or she no longer meets the requirements for holding office or that he or she is in breach of his or her fiduciary duties, or if a court determines that he or she is unable to fulfill his or her duties or has been convicted of specific crimes. Under the Companies Law, the service term of an external director is three (3) years, and may be extended for an additional three year term. All other directors are elected annually.

      Mr. Benjamin Giloh was designated as an external director of the Company on April 17, 2001. Dr. Yael Ilan was designated as an external director of the Company on November 14, 2002. Mr. Giloh tendered his resignation on January 9, 2002, and therefore the Company must appoint another external director in his place. The Board of Directors has determined that Prof. Adi Raveh meets the requirements of an external director. He is not an officer or employee of the Company or any subsidiary, nor does he have a relationship which in the opinion of the Board of Directors would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Prof. Raveh has advised the Board of Directors that he intends to serve as an external director if elected.

PROF. ADI RAVEH, 55, is a professor and head of the B.A. Program at the School of Business Administration, Hebrew University, Jerusalem. Since 1998 he served as an external director at Clal Insurance Company Ltd. Since 2002 he served as the Chairman of the Board of Jerusalem Capital Markets Underwriting limited. He also serves as a director of Meitav - a Mutual Funds Management company (since
1995), and as a director of Peilim - a Portfolio Management company - part of Bank Hapoalim Group (since 1996). Since 1992 he is a director who represents the Hebrew University at Hi-Tech - a Technology Entrepreneurship located at Har-Hahotzvim, Jerusalem. Prof. Raveh also serves as a director of two start-up companies: A.D.M (Advanced Dialysis Methods Ltd.) and Virtouch Ltd. Between 1994-1999 he served as a director and a member of the executive committee of the Bank of Jerusalem, Ltd. Between 1996-1998 he served as a member of an ad-hoc committee of the Council of Higher Education. In 1999 he served as a member of the Budget Committee for Research at the Israel Science Foundation. Prof. Raveh holds a Ph.D. from the Hebrew University. He is the author of about 50 professional publications, was a visiting professor at Stanford University, Columbia University and Baruch College, N.Y., and has received a number of grants and honors.

Information regarding the other directors of the Company:

------------------------------------------------------------------------------------------------
NAME                    AGE           POSITION                 ORDINARY SHARES       PERCENTAGE
                                                         BENEFICIALLY OWNED AS OF   OF HOLDINGS
                                                                RECORD DATE         (BENEFICIAL)
------------------------------------------------------------------------------------------------
Mr. Zvi Greengold       50    Chairman of the Board                ------             ------
------------------------------------------------------------------------------------------------
Mr. Israel Gal          51    Director, President and CEO        1,285,329 (1)         10.4%
------------------------------------------------------------------------------------------------
Mr. Eli Ben-Mayor (2)   61    Director                             ------             ------
------------------------------------------------------------------------------------------------
Dr. Yael Ilan (2)       54    External Director                    ------             ------
------------------------------------------------------------------------------------------------
Mr. Elon Littwitz       50    Director                             ------             ------
------------------------------------------------------------------------------------------------
Mr. Yoav Navon          51    Director                             ------             ------
------------------------------------------------------------------------------------------------

(1) Does not include indirect ownership of 977,869 Ordinary Shares owned by Ms. Yael Gal, Mr. Israel Gal's spouse, as to which Mr. Gal disclaims beneficial ownership.

(2)  Member of the Audit Committee

MR. ZVI GREENGOLD, 50, has been a director since June 2002, and was appointed Chairman in September 2002. Mr. Greengold is currently self-employed in the field of industrial management, promotion and consulting, and serves as Chairman of Polysac Ltd. From 2000 to 2001 he served as Managing Director of Caribbean Petroleum, Corp., a company that manufactures and markets fuel products in Puerto Rico. From 1999 to 2000 he served as General Manager of the Israeli Oil Refineries Ltd. From 1996 to 1998 Mr. Greengold served as Managing Director of Electrochemical Industries (1952) Ltd. (traded on TASE), a company that manufactures polyvinyl chloride and unorganic chemicals. From 1986 to 1996 he held various positions with Electrochemical Industries (1952) Ltd., including Chief Financial Officer, Vice President of Organization and Logistics, Vice President of Finance and Organization and Vice Managing Director. Mr. Greengold currently serves as an external director of two public Israeli companies. He holds a B.A degree in Economics and Administration from the Rupin College in Israel.

MR. ISRAEL GAL, 51, B.O.S.' founder, served as B.O.S.' Chief Executive Officer and President from its inception in 1990 until January 2002, and then again from September 2002 until today. Mr. Gal was the Chairman of the Board of Directors from 1990 until 2000 and also serves as the CEO of one of the Company's subsidiaries, BOScom Ltd. From 1983 to 1989, Mr. Gal served as IBM mid-range product manager at IIS. In 1989, Mr. Gal served as the product manager for sales and marketing of IIS in the United States. In 1979, Mr. Gal co-founded Liad Electronics Ltd. where he worked until 1983. From 1976 to 1979, Mr. Gal served as research and development engineer and product manager for Elbit Ltd. Mr. Gal received a Bachelors of Science in Electronic Engineering from the Technion-Israel Institute of Technology (the "Technion"). Mr. Eli Ben-Mayor, 61, has been a director since June 2002. Mr. Ben-Mayor currently serves as General Manager of ACME International Trading Ltd., a subsidiary of a multi-national corporation, specializing in importation, packaging and distribution of white cement, operating an advanced storage and production facility near the Ashdod port. Previously he was the General Manager of Rogosin Ltd. where he implemented a program geared to improve the operational and financial situation of the company. Prior to joining Rogosin, Mr. Ben-Mayor served as General Manager of several companies within the Clal Industries group. Recently he concluded a five-year service term as a director of ICL Israel Chemicals Financing and Issuing Ltd. Mr. Ben- Mayor holds a B.Sc. degree in Mechanical Engineering from the Technion - Israel Institute of Technology, and an MBA from Tel-Aviv University.

DR. YAEL ILAN, 54, has been an external director since November 2002. Dr. Ilan is the president of Yedatel Ltd., an economic consulting company, and serves as a director in a number of corporations, most of them in the technology sector. Until 1998 she served on the board of Bezeq - Israel's Telecommunication Company in which she headed the committee of technological policy and infrastructure and was a member of the audit committee and the committee for strategic planning and investment. From 1998 through 2000 she served as an external director of Elron Industries. In 2000-01 she founded and managed Optichrom, an optical component start-up. From 1995 through 2000 Dr. Ilan served as the head of the Broad Band Communication program administration, a consortium of MAGNET - the Israeli Government hi-tech cooperation initiative. Dr. Ilan holds a Ph.D. in industrial engineering from Stanford University, a Ph.D. in physical chemistry from the Hebrew University and a Masters degree in business administration from the Hebrew University.

MR. ELON LITTWITZ, 50, has been a director since January 2003. Mr. Littwitz is currently self-employed in the field of telecommunications and enterprise networking entrepreneurship and consulting. From 2001 to 2002 he served as President and from 1999 to 2000 as CEO and Chairman of Trellis Photonics, a company that he founded that developed optical switching technology for the telecommunication market. From 1998 to 1999 he was self-employed and a consultant to startup companies. From 1993 to 1996 he served as Co-President of Ornet Data Communication, a company that he co-founded, that developed and marketed LAN switches. The company was sold in 1995 to Siemens. From 1989 to 1992 he served as Product Line Manager and Chief Engineer in the research and development department of Fibronics Inc. From 1984-1989 he served as research and development engineer and project manager for Fibronics Inc. From 1979-1984 he served as research and development engineer for Elbit Ltd. Mr. Littwitz holds Master of Science and Bachelors of Science degrees from the Technion-Israel Institute of Technology (the "Technion") and a Master in Business Administration degree from the Hebrew University.

MR. YOAV NAVON, 51, is an independent consultant with management and Board of Directors' positions for several companies, for the past 12 years. Since 1993 he is the Vice Chairman of Tuffy Associates Corp., an Ohio, USA, based franchise company with 450 car-service centers in the U.S. Between 1998 and 2000 he served as the Chairman of the Board of John Bryce Systems & Training Ltd., Israel's leading group for IT Training, e-learning and ERP projects. Between 1996 and 1999 he served as Chairman of the Board of Tzabar Ltd. (traded on TASE) - Israel's largest internal tourism operator, and to-date he is still a board member. Between 1994 and 2001 he served as the COO & VP Business Development for ICTS International N.V. (Nasdaq: ICTS) - an Amsterdam, Holland, based public company - a world leading provider of Security & Passenger Handling services for airlines and airports, employing about 14,000 people and operating in more than 100 U.S. and European airports. Since 1999 to-date he is the Chairman of the Board of Techimage Ltd., a software development company, specializing in 3D Pattern Recognition and Facial Animation applications for the Security (Biometrics), Entertainment and Mobile Telephony industries. Mr. Navon holds an Industrial & Management Engineer degree from Tel Aviv University.

At the meeting, the Board of Directors will propose that the following resolution be adopted:

"RESOLVED to appoint Prof. Adi Raveh as an external director of the Company, to hold office for three years from the date of the meeting".

According to the Companies Law, the affirmative vote of a majority of the Ordinary Shares represented at the meeting in person or by proxy and voting thereon is required to elect an external director, including at least one-third of the shares voted at the meeting by Non-Controlling Shareholders1 (unless the total shares of the Non-Controlling Shareholders voted against the resolution do not represent more than one percent of the voting rights in the Company). For this purpose, abstentions shall not be counted as Non- Controlling Shareholder votes.

Upon the receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented thereby FOR the above-mentioned proposal.


--------------------
(1) In May 2000, Israel Gal, Yael Gal, Jacob Lee and Miran Lee (the "major shareholders") entered into a voting agreement (the "Agreement") with D. Partners (Israel) Limited Partnership, D. Partners (BVI) L.P., Isal Amlat Investments (1993) Ltd., M. Wertheim Holdings Ltd., Ellesan Inc., and Danlin Investment Management Ltd., a group of investors who invested in the Company in May 2000 (the "investors"). Under the Agreement the major shareholders, as a group, and the investors, as a group, agreed to vote their shares to each elect an equal number of directors to our board of directors representing each group. The Agreement provides that, if one group has holdings which are more than 33-1/3 greater than the holdings of the other group, the former shall appoint an additional director. Recently, members of the investors group, notified members of the major shareholders group, that in their opinion the latter had breached the Agreement and therefore it is not in force any longer. The members of the major shareholders group deny these allegations and hold that the Agreement is still in force.

      As a consequence of the Agreement, so long and provided that it is in force, all parties to the Agreement are deemed to be "Controlling Shareholders" due to their ability, as a group, to influence the Company's activities, by nominating the directors of the Company.

      Israel and Yael Gal have also entered into a voting agreement with Jacob and Miran Lee (the "Gal-Lee Agreement"), under which each agree to vote their shares to elect 3 individuals designated by the Gals, and 2 by the Lees, to the Company's board of directors. The current aggregate holdings of the Gals and the Lees, exceed 25% of the Company's total outstanding shares. As a consequesnce of the Gal-Lee Agreement, all parties to the Gal-Lee Agreement are deemed to be "Controlling Shareholders", whether or not the Agreement between themselves and the investors, described above, is in effect.

2. REMUNERATION AND GRANT OF OPTIONS TO THE COMPANY'S NON EMPLOYEE/CONSULTING DIRECTORS

  A.   REMUNERATION

     The Audit Committee and then the Board of Directors have approved (subject to Shareholder approval) the remuneration of the directors of the Company (including directors appointed in the future) who are not employees or paid consultants of the Company2, at the same rate the external directors of the Company are paid, and with respect to Messrs. Greengold and Ben-Mayor, the remuneration shall be paid retroactively since the date of their appointment to the Board of Directors in June 2002. At the Annual General Meeting held March 13, 2002 the shareholders resolved to remunerate the external directors according to the maximum rate permitted now and in the future by Israeli law and regulation. The current rates for companies the size of ours, are an annual fee of approximately $5400, and a participation fee in meetings of approximately $280.

     Under the Israeli Companies Law, 1999, the remuneration of the directors must be approved by the shareholders of the company. In compliance with the Companies Law, at the meeting the Board of Directors will propose that the following resolution (which has been approved by the Audit Committee and the Board of Directors - excluding those directors having a personal interest in the decision), be adopted:

     "RESOLVED, that the proposed remuneration to all directors of the Company (including directors appointed in the future) who are not employees or paid consultants of the Company, according to the rates paid to the Company's external directors, be, and hereby is, approved, and that the remuneration of Messrs. Greengold and Ben-Mayor be paid retroactively since the date of their appointment to the Board of Directors in June 2002."

     Upon receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented thereby FOR the proposal.

  B.   OPTIONS

     The Audit Committee and then the Board of Directors have approved (subject to Shareholder approval) the issuance of a one-time grant of 30,000 options to purchase Ordinary Shares (the "Options") of the Company, under one of the Company's Stock Option Plans (at the discretion of the Board of Directors), to all current Company directors (including the external directors) and any future first-time directors who are not employees or paid consultants of the Company2. The terms and conditions of the grant are as follows:

     EXERCISE PRICE - The exercise price of all of the Options will be the closing price of the Company's Shares on the Nasdaq National Market on the date of the approval by the Special Meeting of this resolution.

     OPTION TERMS- The Options will vest and become exercisable over a period of three years, in three equal parts as follows: 33.33% after one year from the date of grant, with an additional 33.33% becoming exercisable upon the expiration of each of the two years thereafter.

     MAXIMUM OPTION TERM - Five years from grant.

     PAYMENT - Payment for Ordinary Shares purchased upon exercise of Options must be made in full upon exercise of the Option, by cash or check or cash equivalent, or by the assignment of the proceeds of a sale of some or all of the shares being acquired upon exercise of an Option, or by any combination of the foregoing.

     RESTRICTIONS ON TRANSFER OF PLAN SHARES - Options are exercisable in whole or in part at such times after the date of grant as set forth above. Options are exercisable during the lifetime of the Option holder only by such Option holder, and may not be assigned or transferred except by an advance approval of the Company's Audit Committee, by will or by the laws of descent and distribution. Options shall be exercisable during the term the Option holder holds office as a director of the

----------------------------
(2) At the present time, Mr. Israel Gal is the only director who is an employee of the Company, and therefore is not entitled to the remuneration or options being granted to the directors.

     Company or within 60 days after leaving this position, with certain exceptions in the case of the Option holder's death or disability.

     It should be noted that a similar option grant was approved by the shareholders at the Annual General Meeting held March 13, 2002. However, all non-employee/consulting directors then in office, who were granted the options, no longer serve as directors of the Company and their options have been returned to the option pool.

     The general purpose of the issuance of the Options is to provide an incentive to the Company's directors, and thereby enable such persons to share in the future growth of the business of the Company. The Board of Directors believes that the granting of stock options promotes continuity of management and increases incentive and personal interest in the welfare of the Company by those who are primarily responsible for shaping and carrying out the long range plans of the Company and securing its growth and financial success.

     Under the Israeli Companies Law, 1999, the conditions of a director's service with the company, including the issuance of share options to a director, must be approved by the shareholders of the company. In compliance with the Companies Law, at the meeting the Board of Directors will propose that the following resolution (which has been approved by the Audit Committee and the Board of Directors - including those directors having a personal interest in the decision, being the majority), be adopted:

     "RESOLVED, that the issuance of 30,000 options to purchase Ordinary Shares of the Company to each director of the Company (including the external directors) and any future first-time director, who is not an employee or paid consultant of the Company, under the above-mentioned terms and conditions approved by the Board of Directors, be, and hereby is, approved."

     Upon receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented thereby FOR the proposal.

3.   APPROVAL OF INDEMNITY UNDERTAKINGS BY THE COMPANY TO ITS DIRECTORS

     The Companies Law, 1999, provides that a company may include in its articles of association provisions which allow it to: (A) enter into a contract to insure the liability of an Office Holder of the company by reason of acts or omissions committed in his or her capacity as an Office Holder of the company for: (i) the breach of his or her duty of care to the company or to another person; (ii) the breach of his or her duty of fidelity to the company provided that he or she acted in good faith and had a reasonable basis to assume that such act would not harm the company; and (iii) a monetary obligation imposed upon him or her in favor of another person; and (B) indemnify an Office Holder of the company by reason of acts or omissions committed in his or her capacity as an Office Holder of the company for: (i) a monetary obligation imposed upon him or her by a court judgment, including a settlement or an arbitrator's award approved by court; and (ii) reasonable litigation expenses, including attorney's fees, incurred by an Office Holder or which he or she is ordered to pay by a court: (a) in a proceeding filed against him or her by or on behalf of the company or by another person, (b) in a criminal indictment from which he or she was acquitted, or (c) in criminal indictment in which he or she was convicted of an offense which does not require proof of criminal intent.

     The Companies Law provides that a company's articles of association may permit the Company to indemnify an Office Holder following a determination to this effect made by the Company after the occurrence of the event in respect of which the Office Holder will be indemnified, and may also permit the company to undertake in advance to indemnify an Office Holder, provided that the undertaking is limited to types of occurrences, which, in the opinion of the company's board of directors, at the time of giving the undertaking, may be anticipated, and to an amount which the board of directors has determined is reasonable in the circumstances. Article 22 of the Company's Articles of Association permits the Company to do so.

     The Companies Law provides that a company may not indemnify, exempt or enter into an insurance contract which would provide coverage for the liability of an Office Holder for: (A) a breach of his or her duty of fidelity, except, as regards insurance, to the extent described above; (B) a braech of his or her duty of care which was committed intentionally or recklessly; (C) an act committed with the intention to realize a personal unlawful profit; or (D) a fine or monetary penalty imposed upon him or her.

     The Audit Committee and the Board of Directors have resolved (subject to shareholders approval), to indemnify the Company's Office Holders by providing them with a Letter of Indemnification substantially in the form set forth in Appendix A hereto.

     Indemnification of an Office Holder of a company requires, under the Companies Law, the approval of the company's board of directors, and, in some circumstances, including if the Office Holder is a director, the approval of the company's audit committee and shareholders.

     Accordingly, at the meeting the Board of Directors will propose that the following resolution (which has been approved by the Audit Committee and the Board of Directors - including, in both, those directors having a personal interest in the decision, being the majority), be adopted:

"RESOLVED:

(a) that the Company undertake to indemnify all Directors and other Office Holders of the Company without the need for further act or approval, to the extent, for such matters and substantially in the form set forth in Appendix A to the Company's Proxy Statement, including with respect to any acts or omissions made in their capacity as Office Holders prior to the date hereof, all subject to and as set forth in said Appendix A, and to issue letters of indemnification substantially in the form of said Appendix A to them, and that the Chairman of the Board of Directors of the Company or the CEO of the Company and/or any person designated by either of them be, and they hereby are, authorized to execute and deliver any such letters of indemnification in the name of the Company and on its behalf; and

(b) that for the purposes hereof, the term "all Directors and other Office Holders" shall mean (i) Directors and other Office Holders currently in office; and (ii) any additional or other Directors or other Office Holders as may be appointed from time to time; and the term "Office Holders" shall include Directors or officers of the Company as shall serve from time to time including, without limitation, those persons defined as "Nosei Misra" in Part 1 of the Israeli Companies Law, 1999."

     The affirmative vote of the holders of a majority of the voting power of the Company represented at the meeting in person or by proxy and voting on the said resolution is necessary for approval thereof, including, solely as regards the proposal to indemnify Mr. Israel Gal, at least one-third of the shares voted at the meeting by Non-Controlling Shareholders (unless the total shares of Non-Controlling Shareholders voted against such resolution does not represent more than one percent of the voting rights in the Company).

     Upon receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented thereby FOR the proposal.

4.   ELECTION OF ADDITIONAL DIRECTORS

     Certain shareholders of the Company, holding at least 5% of the Company's issued and outstanding stock and voting rights, have requested to hold a special meeting for the purpose of nominating the following nominees to serve as directors of the Company. However, the Company's Articles of Association provide that the number of directors shall be determined from time to time by the annual general meeting, provided that it shall not be less than four nor more than eleven. At the annual general meeting held April 17, 2001, the number of directors was set at 11 (although less were appointed at that meeting). As the Company already has 6 encumbent directors, with Prof. Raveh's nomination as an external director pending (resolution 1), only four out of the following five nominees suggested by the shareholders may be elected to join the Board:

MR. MOTI WEISS, 51, was a director and consultant to the Company from July 2000 and was appointed Chief Executive Officer of B.O.S. in January 2002 until his resignation in August 2002. Mr. Weiss is currently the Managing Partner of Plenus Technologies, an Israeli based venture capital fund, and a board member of Tecnomatix Technologies Ltd. (NASDAQ:TCNO). From 1995 through 1999, Mr. Weiss served as CFO and later COO of Sapiens International Corporation (NASDAQ:SPNS), and from 1985 through 1995 served as CFO and later COO of Oshap Technologies Ltd.

MR. CHANAN SCHNEIDER, 31, is the Managing Director and head of the Private Equity Division at Israel Discount Capital Markets & Investments Ltd (DCM). He established the Golden Gate Bridge Fund and the Vitalife life sciences fund for DCM and is a member of their, as well as Alon Technology Ventures', investment committees. He sits on the board of directors of several of the funds' portfolio companies. From 1995 to 1997, Mr. Schneider was part of a management team of $30 million investment fund at Poalim Capital Markets, where he was the lead manager in several portfolio companies. Mr. Schneider holds a law degree from Sha'arey Mishpat College of Law, and a Bachelors degree and MBA in business and economics from Bar Ilan University.

MR. ISRAEL GUY, 55, has over 30 years of experience in the high tech industry. He is the co-founder and Managing Director of Peri & Guy Ltd., an investment banking and consulting firm specializing in providing financial, business and management services to early stage Israeli start-ups. Mr. Guy was also the founder, coowner and Manager of Compro Software Systems Ltd. from 1985 to 1997 when he led its successful sale to Ness Technologies. From 1980 to 1985 he worked as a sales manager at Digital Equipment (Israel), and from 1971 to 1980 he served in the Israel Air Force as a Project Group Manager in software development, being honorable discharged with the rank of major. Mr. Guy is a graduate of the Hebrew University at Jerusalem with a B.Sc. in mathematics and physics.

MR. YOSSI NOVAK, 49, was the General Manager of Ze'evi Aviation and Logistics, a holding company that includes Balkan Air, Overseas, Transclal and ATI, a Hungarian logistics company. From 1997 to 1999 he served as General Manager of Mamman, a company of 1100 employees with revenues of $80 million, and from 1996-97 he was CFO and VP Business Development of Ta'avura, a company of 900 employees with a turnover of $180 million a year. Mr. Novak was also CFO at Nesher, and later its mother company Mashab, between the years 1983 to 1995. He holds a B.A. in economics and political science and an MBA from Tel Aviv University.

MS. IRIT MACHTEY, 47, has vast experience in the field of Human Resources. She is presently the Senior VP Organization and Human Resources at Radvision Ltd. Prior to this, she worked as a Managerial and Organization consultant at My Time, consulting high tech companies and coaching HR manager. Ms. Machtey was VP Human Resources at Cellcom Ltd. from 1999 to 2000 and at Sapiens International from 1996-99. During that time, she was a Board member of the Milo Institute and served as a senior HR advisor to the Israeli Institute of Management. Between 1983-1996, she served in various HR positions at National Semiconductor, Teva Pharmaceuticals, Tadiran Ltd. and the Sharon Hotel. Ms. Machtey holds a B.A. degree in Behavior Science from Ben Gurion University.

     As stated above, only four out of the five nominees may be elected. A nominee receiving more votes "against" than votes "for" the nominee, shall not be elected. In case all five nominees receive more votes "for" their election, than votes "against" their election, those four receiving the most votes "for" their election, shall be elected. A proxy card instructing the proxy to vote "for" all five nominees shall be disqualified and shall not be counted for the purpose of computing votes on this proposal, although it will be counted to determine if a quorum is present.

     The Board of Directors recommends that the shareholders appoint Messrs. Schneider, Guy and Novak, and Ms. Machtey, to join the Company's Board. The Board of Directors recommends voting AGAINST the election of Mr. Moti Weiss, as the Company was dissatisfied with his performance as the Company's CEO until his resignation in August 2002.

At the Meeting, the Board of Directors will propose that the following resolution be adopted:

"RESOLVED to appoint Messrs. Schneider, Guy and Novak and Ms. Machtey, but not Mr. Weiss, as directors of the Company, to hold office until the upcoming Annual General Meeting of shareholders".

     Upon the receipt of a properly signed and dated proxy and unless otherwise instructed on the proxy, the persons named in the enclosed proxy will vote the shares represented thereby as recommended by the Board of Directors.

5.   TRANSACTION WITH CATALYST INVESTMENTS, L.P.

     The Board of Directors has recently approved a transaction with Catalyst Investments, L.P. ("Catalyst"), in relation to which a term sheet was signed in late November 2002 and reported on Form 6-K, under which the Company shall purchase most of Catalyst's Preferred C Shares in Surf Communications Ltd. ("Surf"), as well as a PRO RATA share of the Surf warrants held by Catalyst, and in exchange it will issue and allocate to Catalyst 19.9% of its current outstanding shares (as a result of which Catalyst will hold 16.6% of the outstanding BOS shares, after the issuance). The Company shall have an option until January 31, 2006 to purchase the remaining Catalyst shares in Surf and until such purchase shall be granted voting rights in these Surf shares, in addition to being entitled to profits resulting from the sale of these shares to a third party (profit defined as the difference between the actual sale price and the Company's exercise price, after deduction of tax due by Catalyst). Upon completion of the transaction, the Company will become the largest shareholder in Surf.

     Before approving the transaction, the Company conducted due diligence investigations, received reports regarding the valuation of Surf and of BOS, as well as a fairness opinion from Prof. Aharon Ofer, a professor at the Tel-Aviv University Graduate School of Business, according to which the transaction is fair to the BOS shareholders.

     Prior to the Board's resolution to enter into the transaction, certain shareholders of the Company, holding at least 5% of the Company's issued and outstanding stock and voting rights, requested to hold a special meeting for the purpose of reviewing, discussing and considering the transaction. The shareholders do not have authority to vote and decide upon the matter. The Board resolved that at the Special Meeting it would place on the agenda the shareholders' proposal to review, discuss and consider the transaction (without voting on the matter, as the shareholders are lacking such authority), but also decided that the best interest of the Company requires the approval and closing of the transaction without waiting for such discussion of the shareholders. It should be noted, however, that representatives of the shareholders who requested the special meeting on this matter, were invited to present their position before the Board of Directors, prior to the Board of Directors' resolution, and did in fact do so. On January 14, 2002, the requisitioning shareholders filed suit against the Company demanding that a shareholders meeting be convened and requesting a declaratory judgement that the transaction is subject to shareholder approval. The court has issued a temporary restraining order, EX PARTE, prohibiting the Company from signing the transaction agreements and closing the deal, and has scheduled a hearing for February 3, 2003.


                      By Order of the Board of Directors,


          Zvika Greengold                                Israel Gal
Chairman of the Board of Directors         President and Chief Executive Officer



January, 2003

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                                       12

                                                                      APPENDIX A

INDEMNIFICATION AGREEMENT

This INDEMNIFICATION AGREEMENT (the "AGREEMENT") is made as of _________, 2002, by and between B.O.S Better On-Line Solutions Ltd., a company organized under the laws of the State of Israel with offices at Teradion, Industrial Zone Misgav (the "COMPANY"), and _____________ ("INDEMNITEE").

WHEREAS, the Company desires to attract and retain Indemnitee to serve as an Office Holder in the Company and to provide Indemnitee with protection against liability and expenses incurred while acting in that capacity;

WHEREAS, the Company understands that Indemnitee has reservations about serving the Company without adequate protection against personal liability arising from such service, and that it is also of critical importance to Indemnitee that adequate provision be made for advancing costs and expenses of legal defense; and

WHEREAS, the Board of Directors and the shareholders of the Company have approved this Agreement as being in the best interests of the Company.

NOW, THEREFORE, in order to induce Indemnitee to serve or to continue to serve as an Office Holder of the Company the parties agree as follows:

1.   CONTRACTUAL INDEMNITY.

     The Company hereby agrees, subject to the limitations of Sections 2, 3, and 6 hereof, and the limitations mentioned in the Company's Articles of Association, to indemnify Indemnitee, to the greatest extent possible under applicable law, against any liability or expense in respect of any act or omission of Indemnitee in his capacity as an Office Holder of the Company or of a company controlled, directly or indirectly, by the Company (a "Subsidiary"), or as a director or observer at Board meetings of a company not controlled by the Company but in which the appointment as a director or observer results from the Company's holdings in such company or is made at the Company's request ("Affiliate"), including: (i) a monetary obligation imposed on Indemnitee in favor of another person by a court judgment, including a judgment given in settlement or an arbitrator's award approved by court; (ii) reasonable litigation expenses, including attorneys' fees, expended by Indemnitee or charged to Indemnitee by a court, in a proceeding instituted against Indemnitee by the Company or on its behalf or by another person, or in a criminal charge from which Indemnitee was acquitted, or in a criminal proceeding in which Indemnitee was convicted of an offense that does not require proof of criminal intent (collectively referred to hereinafter as "CLAIM").

     The Company shall indemnify the Indemnitee with respect to actions or ommissions occurring during his position as an Office Holder, even if (i) occurred prior to the signing of this document or (ii) at the time of Claim Indemnitee is no longer an Office Holder.

     The termination of any action or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that (i) Indemnitee did not act in good faith and in a manner which Indemnitee reasonably believed to be in the best interests of the Company, or (ii) with respect to any criminal action or proceeding, Indemnitee had reasonable cause to believe that Indemnitee's conduct was unlawful.

2.   LIMITATIONS ON CONTRACTUAL INDEMNITY.

     2.1 Indemnitee shall not be entitled to indemnification under Section 1, for financial obligation imposed consequent to any of the following:
          (i) a breach of the duty of fidelity by Indemnitee; or (ii) a violation of the Indemnitee's duty of care towards the Company, which was committed intentionally or recklessly; or (iii) an act committed with the intention to realize a personal unlawful profit; or (iv) a fine or monetary penalty imposed on Indemnitee; or (v) a counterclaim made by the Company or in its name in connection with a claim against the Company filed by Indemnitee.

     2.2 The Company undertakes to indemnify all Office Holders it has resolved to indemnify for the matters and in the circumstances described herein, jointly and in the aggregate, in excess of 14 the insurance proceeds received pursuant to Section 9, a total amount over the years, that shall not exceed an amount equal to US$2,500,000 (two million five hundred thousand US dollars), or such greater sum as shall, from time to time, be approved by the shareholders of the Company.

3. LIMITATION OF CATEGORIES OF CLAIMS. The indemnification pursuant to Section 1 above, shall only relate to liabilities arising in connection with acts or omissions of Indemnitee in respect of the following events and circumstances which are deemed by the Board of Directors of the Company to be foreseeable at the date hereof:

     3.1 The offering of securities by the Company, a Subsidiary, or an Affiliate and/or by a shareholder thereof to the public and/or to private investors or the offer by the Company, a Subsidiary, and/or an Affiliate to purchase securities from the public and/or from private investors or other holders pursuant to a prospectus, agreements, notices, reports, tenders and/or other proceedings;

     3.2 Occurrences including reporting obligations resulting from the status of the Company and/or a Subsidiary and/or an Affiliate as a public company, and/or from the fact that the securities thereof were offered to the public and/or are traded on a stock exchange, whether in Israel or abroad;

     3.3 Occurrences in connection with investments the Company and/or Subsidiaries and/or Affiliates make in other corporations whether before and/or after the investment is made, entering into the transaction, the execution, development and monitoring thereof, including actions taken by an Office Holder in the name of the Company and/or a Subsidiary and/or an Affiliate as a director, officer, employee and/or board observer of the corporation the subject of the transaction and the like;

     3.4 The sale, purchase and holding of negotiable securities or other investments for or in the name of the Company, a Subsidiary and/or an Affiliate;

     3.5 Actions in connection with the merger of the Company, a Subsidiary and/or an Affiliate with or into another entity;

     3.6 Actions in connection with the sale of the operations and/or business, or part thereof, of the Company, a Subsidiary and/or an Affiliate;

     3.7 Without derogating from the generality of the above, actions in connection with the purchase or sale of companies, legal entities or assets, and the division or consolidation thereof;

     3.8 Actions taken in connection with labor relations and/or employment matters in the Company, Subsidiaries and/or Affiliates and trade relations of the Company, Subsidiaries and/or Affiliates, including with employees, independent contractors, customers, suppliers and various service providers;

     3.9 Actions in connection with the developing, testing and manufacturing of products by the Company, Subsidiaries and/or Affiliates or in connection with the distribution, sale, license or use of such products;

     3.10 Actions taken in connection with the intellectual property of the Company, Subsidiaries and/or Affiliates, and its protection, including the registration or assertion of rights to intellectual property and the defense of claims related to intellectual property;

     3.11 Actions taken pursuant to or in accordance with the policies and procedures of the Company, Subsidiaries and/or Affiliates, that have been decided upon, whether such policies and procedures are published or not.

4. EXPENSES; INDEMNIFICATION PROCEDURE. The Company shall advance Indemnitee all expenses incurred by Indemnitee in connection with a Claim on the date on which such amounts are first payable, but has no duty to advance payments in less than twenty (20) days following delivery of a written request therefor by Indemnitee to the Company. Advances given to cover legal expenses in criminal proceedings will be repaid by Indemnitee to the Company if Indemnitee is found guilty of a crime that requires criminal intent. Other advances will be repaid by Indemnitee to the Company if it is determined by the Company's legal counsel that Indemnitee is not lawfully entitled to such indemnification.

5. NOTIFICATION AND DEFENSE OF CLAIM. If any action, suit, proceeding or other Claim is brought against Indemnitee in respect of which indemnity may be sought under this Agreement:

     5.1 Indemnitee will promptly notify the Company in writing of the commencement thereof, and the Company will be entitled to participate therein at its own expense or to assume the defense thereof and to employ counsel reasonably satisfactory to Indemnitee. Indemnitee shall have the right to employ his own counsel in connection with any such Claim and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of Indemnitee unless
          (i) the Company shall not have assumed the defense of the Claim and employed counsel for such defense, or (ii) the named parties to any such action include both Indemnitee and the Company, and Indemnitee shall have reasonably concluded that joint representation is inappropriate under applicable standards of professional conduct due to a material conflict of interest between Indemnitee and the Company.

     5.2 The Company shall not be liable to indemnify Indemnitee for any amounts paid in settlement of any Claim effected without the Company's written consent, and the Company shall not settle any Claim in a manner which would impose any penalty or limitation on Indemnitee without Indemnitee's written consent; provided, however, that neither the Company nor Indemnitee will unreasonably withhold its consent to any proposed settlement and, provided further, that if a Claim is settled by the Indemnitee with the Company's written consent, or if there be a final judgment or decree for the plaintiff in connection with the Claim by a court of competent jurisdiction, the Company shall indemnify and hold harmless Indemnitee from and against any and all losses, costs, expenses and liabilities incurred by reason of such settlement or judgment.

     5.3 Indemnitee shall give the Company such information and cooperation as it may reasonably require and as shall be within Indemnitee's power.

6. PARTIAL INDEMNIFICATION. If Indemnitee is entitled to indemnification by the Company for some or a portion of the expenses, judgments, fines or penalties incurred by him in the investigation, defense, appeal or settlement of any civil or criminal action or proceeding, but not, however, for the total amount thereof, the Company shall nevertheless indemnify Indemnitee for the portion of such expenses, judgments, fines or penalties to which Indemnitee is entitled.

7. OTHER INDEMNIFICATION. The Company will not indemnify Indemnitee for any liability with respect to which Indemnitee has received payment by virtue of an insurance policy or other indemnification agreement, other than for amounts which are in excess of the amount actually paid to Indemnitee pursuant to such agreements.

8. COLLECTION FROM A THIRD PARTY. The Company will be entitled to any amount collected from a third party in connection with liabilities indemnified hereunder.

9. INSURANCE. The Company shall maintain an insurance with a reputable insurer (the "INSURER") to insure the liability of the Indemnitee for an obligation imposed on him in consequence of an act done in his capacity as an Office Holder of the Company, in any of the following cases:

 9.1 a breach of the duty of care
     vis-a-vis the Company or vis-a-vis another person.

     9.2 a breach of the duty of fidelity vis-a-vis the company, provided that the director acted in good faith and had reasonable basis to assume that the act would not harm the Company.

     9.3 a monetary obligation imposed on him in favor of another person.

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


     The abovementioned insurance for all of the Office Holders of the Company shall be in the total amount of not less than US$5,000,000 (five million US Dollars) (the "Insurance Policy"). The Company undertakes to maintain such insurance during the period the Indemnitee serves as a director of the Company and for a period of 7 (seven) years commencing on the day Indemnitee has ceased from serving as a director of the Company.

     The Company shall give prompt written notice of any Claim to the Insurer in accordance with the procedures set forth in the Insurance Policy. The Company shall thereafter take all necessary or desirable action to cause the Insurer to pay, on behalf of the Indemnitee, all amounts payable as a result of such proceeding in accordance with the terms of the Insurance Policy.

10. NO RESTRICTIONS. For the avoidance of doubt, it is hereby clarified that nothing contained in this Letter of Indemnification or in the above resolutions derogate from the Company's right to indemnify the Indemnitee post factum for any amounts which the Indemnitee may be obligated to pay as set forth in Section 1 above without the limitations set forth in Sections 2 and 3 above.

11. SEVERABILITY. Each of the provisions of this Agreement is a separate and distinct agreement and independent of the others, so that if any provision hereof shall be held to be invalid or unenforceable for any reason, such invalidity or unenforceability shall not affect the validity or enforceability of the other provisions hereof. In any event, the undertakings of the Company and the categories of claims in Section 3, shall be construed as widely as permitted by law.

12. ATTORNEYS' FEES. In the event of any litigation or other action or proceeding to enforce or interpret this Agreement, the prevailing party as determined by the court shall be entitled to an award of its reasonable attorneys' fees and other costs, in addition to such relief as may be awarded by a court or other tribunal.

13. NOTICE. All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed duly given (i) if delivered by hand or by fax or other means of electronic communication and receipted for by the party addressee, on the date of such receipt, or (ii) if mailed by certified or registered mail with postage prepaid, on the third business day after the date postmarked.

14. GOVERNING LAW; BINDING EFFECT; Amendment. This Agreement shall be governed by and construed under the laws of the State of Israel. The parties agree to submit themselves to the exclusive jurisdiction of the courts in Tel-Aviv or Jerusalem. This Agreement shall be binding upon Indemnitee and the Company, their successors and assigns, and shall inure to the benefit of Indemnitee, his heirs, personal representatives and assigns and to the benefit of the Company, its successors and assigns. No amendment, modification, termination or cancellation of this Agreement shall be effective unless in writing signed by both parties hereto.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

B.O.S BETTER ON-LINE SOLUTIONS LTD.             INDEMNITEE
-----------------------------------             ----------

By:
   ----------------------------

Name:                                           Name:
     --------------------------                      -------------------------

Title:                                          Address:
     --------------------------                      -------------------------






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